Exhibit 99.3

HUTCHMED Announces China Approval for ORPATHYS® in Combination with TAGRISSO® for the Treatment of Lung Cancer Patients with MET Amplification After Progression on First-Line EGFR Inhibitor Therapy

— Approval based on Phase III SACHI Trial results which showed a 66% reduced risk of progression or death as compared to platinum-based chemotherapy —

— The only all-oral combination treatment option for these patients —

— Consistent benefit regardless of first-line EGFR inhibitor therapy —

Hong Kong, Shanghai & Florham Park, NJ —  Monday, June 30, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that the New Drug Application (“NDA”) for the combination of ORPATHYS® (savolitinib) and TAGRISSO® (osimertinib) has been granted approval by the China National Medical Products Administration (“NMPA”) for the treatment of patients with locally advanced or metastatic epidermal growth factor receptor (“EGFR”) mutation-positive non-squamous non-small cell lung cancer (“NSCLC”) with MET amplification after disease progression on EGFR tyrosine kinase inhibitor (“TKI”) therapy. ORPATHYS® is an oral, potent and highly selective MET TKI. TAGRISSO® is a third-generation, irreversible EGFR TKI. This approval also triggers a US$11 million milestone payment from AstraZeneca, which markets both ORPATHYS® and TAGRISSO® in China.

ORPATHYS® was the first selective MET inhibitor approved in China, indicated for adult patients with locally advanced or metastatic NSCLC with MET exon 14 skipping alteration. This new approval by the NMPA was based on data from the SACHI Phase III trial of the ORPATHYS® and TAGRISSO® combination (NCT05015608), having met the pre-defined primary endpoint of progression-free survival (“PFS”) in a pre-planned interim analysis. Primary results were presented at the American Society of Clinical Oncology (“ASCO”) Annual Meeting in June 2025. In 2024 the NMPA designated the combination as a Breakthrough Therapy, and in 2025 it granted the NDA Priority Review.

Professor Shun Lu, Chief of the Shanghai Lung Cancer Center at Shanghai Chest Hospital, School of Medicine, Shanghai Jiaotong University, and Principal Investigator of the SACHI trial, said, “The approval of the ORPATHYS® and TAGRISSO® combination is a significant milestone in addressing the complex challenges of lung cancer treatment in China, where the EGFR mutation is common amongst NSCLC patients. For patients who develop MET amplification after progressing on EGFR inhibitors, the combination offers a continued all-oral, chemotherapy-free approach to tackle a critical resistance mechanism. As a researcher and clinician, I am excited about the opportunity to offer this targeted therapy to patients, improving their treatment outcomes and quality of life through innovative research.”

“The NMPA approval marks an important step forward in our mission to address MET-driven progression following first-line EGFR-inhibitor therapy in NSCLC patients.” said Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED. “Our collaboration with AstraZeneca, built on a shared vision to transform oncology care, has been crucial in reaching this achievement. We are committed to advancing this partnership, continuing our research into further treatment settings, and bringing this innovative combination to patients in China and beyond.”

Ms Mary Guan, General Manager of AstraZeneca China Oncology Business, said: “This milestone marks the third indication of ORPATHYS® approved in China, bringing a new treatment option to lung cancer patients who develop MET amplification after progressing on EGFR inhibitor therapy. Through our partnership with HUTCHMED, we are committed to expanding the reach of the ORPATHYS® and TAGRISSO® combination to address progression on first-line therapy and help even more patients with this form of lung cancer.”

In the intention to treat (ITT) population of the SACHI trial, the ORPATHYS® and TAGRISSO® combination reduced the risk of disease progression by 66% with a median PFS of 8.2 months, compared to 4.5 months for chemotherapy, as assessed by investigators. The independent review committee (IRC) also reported a 60% risk reduction in disease progression, with a median PFS of 7.2 months versus 4.2 months, respectively. The safety profile of the ORPATHYS® and TAGRISSO® combination was tolerable and no new safety signals were observed. Treatment-emergent adverse events of Grade 3 or above occurred in 57% of patients in both the ORPATHYS® plus TAGRISSO® group and the chemotherapy group, suggesting a favorable safety profile.

About NSCLC and MET aberrations

Lung cancer is the leading cause of cancer death, accounting for about one-fifth of all cancer deaths.1 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.2 The majority of NSCLC patients (approximately 75%) are diagnosed with advanced disease, and approximately 10-15% of NSCLC patients in the US and Europe and 30-40% of patients in Asia have EGFR-mutated (“EGFRm”) NSCLC.3,4,5,6

MET is a tyrosine kinase receptor that has an essential role in normal cell development. MET overexpression and/or amplification can lead to tumor growth and the metastatic progression of cancer cells, and is one of the mechanisms of acquired resistance to EGFR TKI for metastatic EGFRm NSCLC.7,8

About ORPATHYS®

ORPATHYS® (savolitinib) is an oral, potent and highly selective MET TKI that has demonstrated clinical activity in advanced solid tumors. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations), gene amplification or protein overexpression.

ORPATHYS® is approved in China and is marketed by AstraZeneca for the treatment of adult patients with locally advanced or metastatic NSCLC with MET exon 14 skipping alteration, representing the first selective MET inhibitor approved in China. It is currently under clinical development for multiple tumor types, including lung, kidney, and gastric cancers as a single treatment and in combination with other medicines.

About TAGRISSO®

TAGRISSO® (osimertinib) is a third-generation, irreversible EGFR-TKI with proven clinical activity in NSCLC, including against central nervous system (CNS) metastases. TAGRISSO® (40mg and 80mg once-daily oral tablets) has been used to treat nearly 800,000 patients across its indications worldwide and AstraZeneca continues to explore TAGRISSO® as a treatment for patients across multiple stages of EGFRm NSCLC.

There is an extensive body of evidence supporting the use of TAGRISSO® as standard of care in EGFRm NSCLC. TAGRISSO® improved patient outcomes in early-stage disease in the ADAURA Phase III trial, locally advanced disease in the LAURA Phase III trial, late-stage disease in the FLAURA Phase III trial, and with chemotherapy in the FLAURA2 Phase III trial.

About ORPATHYS® and TAGRISSO® Combination Development in EGFR-mutated NSCLC

Among patients who experience disease progression following treatment with a third-generation EGFR TKI, approximately 15-50% present with MET aberration, depending on the sample type, detection method and assay cut-off used. TAGRISSO® is a third-generation, irreversible EGFR-TKI with proven clinical activity in NSCLC, including against central nervous system metastases. Treatment with ORPATHYS® in combination with TAGRISSO® has been studied extensively in these patients in the TATTON (NCT02143466) and SAVANNAH (NCT03778229) studies. The encouraging results led to the initiation of several Phase III trials in this setting including the SACHI trial in China (NCT05015608) and the global SAFFRON trial (NCT05261399), as well as the SANOVO trial in China (NCT05009836).

This combination represents a promising chemotherapy-free oral treatment strategy to address mechanisms of resistance in this advanced setting. Positive data from the SACHI randomized Phase III trial led to the filing of a second NDA in China. Strong data from the SAVANNAH single-arm Phase II study was recently presented at the European Lung Cancer Congress (ELCC) in March 2025 demonstrated high, clinically meaningful and durable objective response rate (ORR), with consistent safety results. The SAFFRON randomized Phase III trial is progressing. Following AstraZeneca’s consultation with the US Food and Drug Administration (“FDA”), we look forward to completing the SAFFRON trial as soon as possible to support potential US and other global registration filings.

SACHI: The SACHI China Phase III trial met the primary endpoint of PFS during its interim analysis towards the end of 2024 and a NDA was accepted and granted Breakthrough Therapy Designation and Priority Review status in China in December 2024. SACHI evaluated the combination of ORPATHYS® and TAGRISSO® for the treatment of patients with EGFRm, MET-amplified locally advanced or metastatic NSCLC after progression on EGFR TKI compared to platinum-based doublet chemotherapy. Results were presented at the ASCO Annual Meeting in June 2025.

SAFFRON: In 2023, ORPATHYS® and TAGRISSO® received Fast Track Designation from the US FDA in this setting. The global SAFFRON Phase III trial is currently ongoing to assess the ORPATHYS® plus TAGRISSO® combination versus platinum-based doublet chemotherapy in patients with EGFRm, MET-overexpressed and/or amplified, locally advanced or metastatic NSCLC following progression on treatment with TAGRISSO®. Patients are being prospectively selected using the high MET level cut-off identified in SAVANNAH.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of ORPATHYS®, the further clinical development for ORPATHYS®, its expectations as to whether any studies on ORPATHYS® would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of ORPATHYS®, including as a combination therapy, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in other jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of ORPATHYS® for a targeted indication; and HUTCHMED and/or its partner’s ability to fund, implement and complete its further clinical development and commercialization plans for ORPATHYS®, and the timing of these events. In addition, as certain studies rely on the use of other drug products such as TAGRISSO® as combination therapeutics with ORPATHYS®, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This announcement contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

CONTACTS

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Media Enquiries
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REFERENCES

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World Health Organization. International Agency for Research on Cancer. All cancers fact sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/39-All-cancers-fact-sheet.pdf. Accessed November 2022.

[2]	American Cancer Society. What is Lung Cancer? Available at: https://www.cancer.org/cancer/lung-cancer/about/what-is.html. Accessed November 2022.
[3]	Knight SB, et al. Progress and prospects of early detection in lung cancer. Open Biol. 2017;7(9): 170070.
[4]

Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.

[5]	Zhang Y, et al. The prevalence of EGFR mutation in patients with non-small cell lung cancer: a systematic review and meta-analysis. Oncotarget. 2016;7(48).
[6]

Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in 11. Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.

[7]	Uchikawa E, et al. Structural basis of the activation of c-MET receptor. Nat Commun. 2021;12(4074).

8 Wang Q, et al. MET inhibitors for targeted therapy of EGFR TKI-resistant lung cancer. Journal of Hematology & Oncology. 2019;63.